Exhibit 10.1

Portions of this Exhibit have been redacted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”

PARTS iD, LLC 1 Corporate Drive Cranbury, NJ 08512 Tel 866.909.6699 Fax 609.269.2202

December 01, 2022

James S. Doss

[***]

[***]

RE:	Employment Agreement from PARTS iD, LLC: Chief Financial Officer

Dear James,

We are very pleased to offer you a position of Chief Financial Officer with PARTS iD, LLC (the “Company”). By joining our team, you will be contributing to this exciting, innovative, and rapidly growing company.

Your anticipated start date is Sunday, January 01, 2023, reporting directly into Chief Executive Officer, Antonino Ciappina. In your capacity as Chief Financial Officer (or such other title as you may have from time to time), you agree to devote your working time and best efforts exclusively to the performance of your duties and to the furtherance of the Company’s interests. The Company may change your title and your reporting structure from time to time.

Your employment with the Company is subject to the terms and conditions set forth in this letter, which override anything said to you during your interview or any other discussions about your employment with the Company or its parent company, PARTS iD, Inc. (“Parent”).

Compensation:

In consideration of your services, you will be paid an initial annualized base salary of $255,000, payable (in arrears) in bi-weekly instalments (26 payroll cycles) of approximately $9,807.69 in accordance with the standard payroll practices of the Company and subject to all withholdings and deductions as required by law. You will be an exempt employee and therefore not eligible for any overtime compensation.

In addition to your base salary, you will be eligible to earn an annual discretionary incentive bonus up to 25% of your annualized base salary (prorated based on the number of days you are employed following your start date). The actual amount of any annual incentive bonus to be paid to you will be determined by Parent’s board of directors or the Company based upon your and Parent’s achievement of certain performance goals and upon the financial liquidity and health of Parent, as determined by Parent’s board of directors, and such other terms and conditions as the Company may determine from time to time. Any bonus payable to you will be subject to all withholdings and deductions as required by law. You must be employed by the Company or Parent on the date of payment of any incentive bonus amount in order to earn such amount.

Grant of Equity-Awards:

Subject to the approval of Parent’s compensation committee and in accordance with the Company’s Equity Incentive Plan, Parent shall provide you with a grant of equity awards that consists of (a) 20,000 restricted stock units of Parent’s common stock, subject to time-based vesting (the “Restricted Stock Unit Grant”) and (b) 20,000 restricted stock units on Parent common stock that will be subject to performance-based vesting (the “Performance Unit Grant”). If approved by Parent’s compensation committee, it is expected that the Restricted Stock Unit Grant will be issued pursuant to a Restricted Stock Unit grant agreement within 60 days following the end of the quarter in which you start (the “Grant Date”) and will vest in three equal installments on the last day of the quarter following the anniversary of your start date in 2024, 2025 and 2026. You must be employed by the Company or Parent on the applicable vesting dates and otherwise in compliance with the terms and conditions set forth in the grant agreement covering the Restricted Stock Unit Grant in order to vest in the restricted stock units. If approved by Parent’s compensation committee, it is expected that the Performance Unit Grant will be issued pursuant to a Performance Units grant agreement within 60 days following the end of the quarter in which you start and will vest at the end of a three-year performance period based on the level of achievement of performance goals set forth in your grant agreement, as determined by Parent’s compensation committee. You must be employed by the Company or Parent on the applicable vesting date and otherwise in compliance with the terms and conditions set forth in the grant agreement covering the Performance Unit Grant to vest in the Performance-Based Units.

Paid Time Off:

Your annual Paid Time Off (PTO) entitlement is 20 days (prorated year one based on start date). In addition, you will be permitted to accrue one additional day (beginning on January 1st of the next calendar year after your anniversary date) for each year of service to a maximum of 25 PTO days.

The following summarizes the current PTO policies that apply to the Company as set forth in the Company’s Employee Handbook, where additional details are provided about these policies. The Company reserves the right to change these policies in the future, and your PTO will be subject to all such changes. PTO is accrued on a bi-weekly basis. Time accrued for PTO will be added to your PTO bank when the bi-weekly paycheck is issued. PTO taken will be subtracted from your accrued time bank in one-hour increments. Note that PTO is also to be used for your own illness. After 90 days of employment, and for all subsequent years after the 1st of the year, you will immediately accrue 5 PTO days, as part of the paid sick leave portion of PTO. Unless otherwise required by applicable state law, sick days will not be paid out upon termination of employment. Accrued but unused PTO will be paid out upon termination of your employment.

You will begin accruing PTO on your start date but are not permitted to utilize PTO until successful completion of your 90-day Evaluation Period. PTO is not considered fully vested, or fully earned, until the end of the 90-day Evaluation Period. In the event that you require time off during this period, it is subject to both management and human resources approval and will be unpaid, unless otherwise required by applicable law.

Primary Work Location:

Although you shall be expected to travel domestically and internationally from time to time as necessary to perform your duties, responsibilities, and authorities, your primary work location shall be at the Company’s headquarters in Cranbury, New Jersey.

Benefits:

You will be eligible to participate in the Company’s group medical, dental and vision on the first of the month following your initial 60 days of employment. Medical, dental, vision, disability insurance and other fringe benefits are as made available to other similarly situated employees of the Company in accordance with, and subject to, the eligibility and other provisions of such plans and programs.

In addition, you will be eligible to participate and enroll in the Company’s currently established 401k Plan (“Plan”) after six months of employment. The 401(K) Plan is a defined contribution plan, currently without an employer match.

The Company’s benefit plans are subject to change from time to time as determined by the Company in its discretion, and the Company provides no assurance as to the adoption or continuation of any particular employee benefit plan or program.

Other Terms:

You will be subject to all applicable employment and other policies of the Company as outlined in any Company Employee Handbook that may be adopted (including as amended from time to time) and elsewhere.

You must execute the enclosed non-compete, confidentiality and invention assignment agreement(s). If you refuse to sign and return the enclosed agreement(s) on or before your employment start date, then the Company will not employ you.

Whether you have disclosed the existence of an agreement with a predecessor employer or other party that prohibits you from accepting employment with the Company, you agree to indemnify and hold harmless the Company, Parent, their respective employees, heirs, assigns, and subsidiaries for any action you take that may violate the terms of any such non-compete or non-solicitation agreement. You also agree to reimburse the Company for all reasonable expenses related to any legal action, inquiry, or legal proceeding initiated by your predecessor employer(s) or other party against the Company or Parent, including but not limited to, attorneys’ fees. You understand that the Company will not provide any legal representation or advice to you should any conflict ensue against the Company by your predecessor employer(s) or other party.

Your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice. However, we request that individuals who terminate employment voluntarily provide us with two weeks’ notice. You also should understand that the compensation and benefits described in this letter are subject to change during your employment at the discretion of Company or Parent.

This offer is contingent upon:

(a)	PARTS iD, LLC. receiving favorable references from your former employers.

(b)	Completion of, and satisfactory results from, a background check and a pre-employment drug screening;

(c)	Your execution of the enclosed non-compete, confidentiality and invention assignment agreement(s); and

(d)	Verification of your right to work in the United States, as demonstrated by your completion of the I-9 form upon hire and your submission of acceptable documentation (as noted on the I-9 form) verifying your identity and work authorization within three days of starting employment. For your convenience, a copy of the I-9 Form’s List of Acceptable Documents is enclosed for your review.

This offer will be withdrawn, and you will not become employed by the Company if any of the above conditions are not satisfied.

By accepting this offer, you confirm that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer. You also confirm that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions on your activities. You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer. If you have any questions about the ownership of particular documents or other information, discuss such questions with your former employer before removing or copying the documents or information.

All of us at the Company are excited at the prospect of you joining our team. If you have any questions about the above details, please call me immediately. If you wish to accept this position, please:

●	Sign below and return this letter agreement within five (5) business days

●	Execute the enclosed non-compete, confidentiality and invention assignment agreement(s) on or before your employment start date

I look forward to you joining the PARTS iD team!

Sincerely,

/s/ Antonino Ciappina
Antonino Ciappina
Chief Executive Officer

Enclosure(s):

●	Non-compete, confidentiality and invention assignment agreement(s).

●	Employee Handbook [***]

/s/ James S. Doss

Accepted Offer: James S. Doss

Date: December 1, 2022

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